SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ________________


                              SCHEDULE 13G


           Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                            (Amendment No. 5)


                       WALKER INTERNATIONAL INDUSTRIES, INC.
                                (Name of Issuer)


                           Common Stock, $.10 par value
                           (Title of Class of Securities)


                                   931507 107
                                  (CUSIP Number)


                                   SCHEDULE 13G

CUSIP No. 931507 107
Page 2 of 4

1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter Walker  ###-##-####


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [ ]
                                            (b) [X]


3)   SEC USE ONLY



4)   CITIZENSHIP OR PLACE OF ORGANIZATION
         USA


                 5) SOLE VOTING POWER
                    142,477

NUMBER           6) SHARED VOTING POWER
OF SHARES           None
BENEFICIALLY
OWNED BY         7) SOLE DISPOSITIVE POWER
EACH                142,477
REPORTING
PERSON WITH      8) SHARED DISPOSITIVE POWER
                    None

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     142,477

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES  [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     51.98 %


12)  TYPE OF REPORTING PERSON
     IN

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Page 3 of 4

Item 1(a).  Name of Issuer.

            Walker International Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            4 Ken-Anthony Plaza, So. Lake Boulevard
            Mahopac, NY 10541

Item 2(a).  Name of Person Filing.

            Peter Walker

Item 2(b). Address of Principal Business Office or, if None, Residence.

            The Reporting Person's business address is 4 Ken-Anthony Plaza, So. Lake Boulevard
            Mahopac, NY 10541

Item 2(c).  Citizenship.

            USA.

Item 2(d).  Title of Class of Securities.

            Common Stock, par value $.10 per share.

Item 2(e).  CUSIP Number.

            931507 107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            None.

Item 4.     Ownership.

           (a) Amount Beneficially Owned:
               142,477 shares of Common Stock.

           (b) Percent of Class:   51.98%

           (c) At December 31, 1997, the Reporting Person had sole voting and dispositive power with respect to 142,477 shares of Common Stock, and shared voting and dispositive power with respect to no shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         N/A


                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated: February 13, 1998

                                          /s/ Peter Walker
                                              Peter Walker